Exhibit 99.3

000001 MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 XXX Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. Fold Proxy Form - Annual Meeting of Shareholders to be held on April 13, 2021 Notes to Proxy Form 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend the virtual meeting, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2 and 3 and AGAINST items 4,5 and 6. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. 7. This form of proxy should be read with the Notice of Meeting and Management Proxy Circular. Fold METHOD OF VOTING To Vote by Mail To Vote by Fax To Virtually Attend the Meeting To Vote Using the Internet To Receive Documents Electronically Complete, sign and date the reverse hereof. Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. Complete, sign and date the reverse hereof. Return this Proxy in the envelope provided or to Computershare Trust Company of Canada100 University Avenue, 8th floor Toronto, Ontario M5J 2Y1 Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can attend the meeting virtually by visiting the URL provided on the back of this proxy. You can enroll to receive future shareholder communications electronically by visitingwww.investorcentre.com and clicking on “Receive Documents Electronically”. Proxies must be received by 9:00 a.m. (Eastern), April 12, 2021. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. 123456789012345 CONTROL NUMBER ® Registered trademark of The Bank of Nova Scotia. CPUQC01.E.INT/000001/i1234 017BN40001 01NZAK

Mr A Sample C1234567890 123 XXX This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia. Appointment of Proxyholder OR The undersigned holder of common shares of The Bank of Nova Scotia hereby appoints: Aaron W. Regent, Chairman of the Board, or failing him, Brian J. Porter, President and Chief Executive Officer Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the virtual meeting, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held at https://web.lumiagm.com/422842781, accessible using the password “bns2021” on April 13, 2021 at 9:00 AM (Eastern) and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/BNS and provide Computershare with the name and e-mail address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the virtual meeting. This user name will allow your proxyholder to log in and vote at the virtual meeting, using the password “bns2021”. Without a user name, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. The Directors recommend shareholders vote FOR items 1, 2 and 3 below: Fold 1. Election of Directors Withhold For Withhold For Withhold For For Withhold Nora A. Aufreiter Lynn K. Patterson Una M. Power Susan L. Segal Guillermo E. Babatz Michael D. Penner L. Scott Thomson Aaron W. Regent Scott B. Bonham Brian J. Porter Calin Rovinescu Benita M. Warmbold For Withhold 2. Appointment of KPMG LLP as auditors For Against 3. Advisory vote on non-binding resolution on executive compensation approach Shareholder Proposals (set out in the Management Proxy Circular) Fold The Directors recommend shareholders vote AGAINST the Shareholder Proposals below: For Against Abstain 4. Shareholder Proposal 1 5. Shareholder Proposal 2 6. Shareholder Proposal 3 Shareholder Signature(s) - Sign Here - This section must be completed. Signature(s) Month Year Day Quarterly Report Request Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark this box and return this form, Quarterly Reports will not be sent to you in 2021. Annual Report Waiver Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you. Management Proxy Circular Request Mark this box if you WANT to receive the Management Proxy Circular (MPC) by mail. If you do not mark this box and return this form, the MPC will not be sent to you in 2022. BNSQ 9XX 308444 999999999999 AR2 01NZBX